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EXHIBIT 11

AIRGAS, INC.

EARNINGS PER SHARE CALCULATIONS

	Three Months Ended June 30,
(In thousands, except per share amounts)
	2002		2001
Weighted Average Shares Outstanding:
Basic shares outstanding		69,900	67,400
Stock options and warrants — incremental shares		2,100	1,000

Diluted shares outstanding		72,000	68,400

Net earnings		$14,044	$(45,549)

Basic earnings per share	$	..20	$(.68)

Diluted earnings per share	$	..20	$(.67)

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  EXHIBIT 11
AIRGAS, INC. EARNINGS PER SHARE CALCULATIONS